UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
                OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                             Commission File Number

                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece


                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued July 14, 2006, by Aries Maritime Transport Limited announcing the time charter for the Bora, a 2000-built double-hull products tanker, providing an update on the Citius, a 1986-built double-hull products tanker, announcing the expected dividend declaration date for the second quarter of 2006 and the scheduling of its second quarter conference call.

EXHIBIT 1

ARIES
Maritime Transport Limited


Company Contacts:

Richard J.H. Coxall                     Leon Berman
Chief Financial Officer                 Principal
Aries Maritime Transport Limited        The IGB Group
(011) 30 210 8983787                    212-477-8438


                  ARIES MARITIME ANNOUNCES TIME CHARTER FOR THE
                   BORA AND PROVIDES AN UPDATE ON THE CITIUS

                Announces Expected Dividend Declaration Date and
                         Second Quarter Conference Call

ATHENS, GREECE, July 14, 2006 - Aries Maritime Transport Limited (NASDAQ: RAMS) today announced that it has entered into a one-and-a-half year time charter agreement with FR8 PTE, an established freight logistics company, for the Bora, a 2000-built double-hull products tanker, at a rate of $17,050 per day. The time charter, which is expected to commence on July 15, 2006, includes a profit sharing component with a 50 percent share for Aries based on the actual trading of the vessel.

The Company also announced that the Citius, a 1986-built double-hull products tanker, is expected to complete drydock works, which include general overhauls originally scheduled for 2007 and unforeseen repairs to the rudder as well as preventative maintenance, during the week of July 24 2006. Following the completion of this work, the Company anticipates that up to an additional ten days will be required to conclude the cleaning, painting, testing, inspection and certification of the vessel. Aries expects the overall work on the Citius to total between $8.5 and $9 million.

Expected Dividend Declaration and Second Quarter Conference Call

The Company announced that it expects to declare a dividend for the second quarter ended June 30, 2006 on August 7, 2006. The Company also announced that it will hold a conference call on August 14, 2006 at 10:00 a.m. Eastern Time to discuss earnings for the second quarter. To access the conference call domestically, dial 800-811-8824 and use the reservation number 3355140; for international access dial 913-981-4903 and use the reservation number 3355140. Following the teleconference, a replay of the call may be accessed domestically by dialing 888-203-1112 or internationally by dialing 719-457-0820 and entering the reservation number 3355140. The replay will be available from August 14, 2006 to August 28, 2006. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through August 28, 2006.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7 years and is 100% double-hulled, consists of five MR tankers, four Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.7 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have period charter coverage.

"Safe Harbor"  Statement Under the Private  Securities  Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  July 18, 2006                         By:/s/ Richard J.H. Coxall
                                              --------------------------------
                                              Richard J.H. Coxall
                                              Chief Financial Officer


SK 23248 0002 687091